Exhibit 99.1

NAYAX LTD.

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 12, 2023

The Annual General Meeting of Shareholders of Nayax Ltd. (the “Company”) will be held at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, on September 12, 2023, at 4:00 p.m. Israel time, or at any adjournments or postponements thereof (the “General Meeting”), for the following purposes:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.
Re-elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2024, and until the respective successor of each of the nominees is duly elected and qualified:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Amir Nechmad;

d.	Mr. Nir Dor; and

e.	Mr. Reuven Ben Menachem.

3.	Remuneration of relatives of the controlling shareholders:

a.	Approve and ratify the terms of employment of Mr. Oded Frenkel;

b.	Approve and ratify the terms of employment of Mr. Reuven Amar;

c.	Approve and ratify the terms of service of Mr. Shai Ben-Avi;

d.	Approve and ratify the terms of employment of Ms. Tal Tannenbaum; and

e.	Approve and ratify the terms of employment of Mr. Arnon Nechmad.

The financial statements of the Company for the fiscal year ended December 31, 2022 will be presented for discussion at the General Meeting.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the above proposals, as are described in the attached proxy statement.

Record Date

Only holders of record of ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”) at the close of business on August 4, 2023 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. If your Ordinary Shares are registered in your name, you are a holder of record. If your Ordinary Shares are not held in your name, please see “How You Can Vote” below.

How You Can Vote

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours before the General Meeting starts. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange (“TASE”) who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation. Shareholders who hold shares through members of the TASE and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than Tuesday, September 12, 2023, at 12:00 p.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority, no later than Tuesday, September 12, 2023, at 10:00 a.m. Israel time. You should receive instructions about electronic voting from the TASE member through which you hold your Ordinary Shares.

 Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 in the Israeli Companies Law regulations (proxy and positions statements).

If you are a beneficial owner of shares registered in the name of a member of TASE and you wish to vote, either by appointing a proxy, or in person by attending the General Meeting, you must deliver to the Company a proof of ownership in accordance with the Israel Companies Law 5759-1999 (the “Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000.

If your Ordinary Shares are held through a bank, broker or other nominee, which in turn holds through Cede & Co. as nominee for The Depository Trust Company, such Ordinary Shares are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the General Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the General Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel Tel: +972 3 769380, Sunday through Thursday between 10:00 a.m. – 3:00 p.m. Israel time, and will also be made available to the public on the Company’s website http://www.nayax.com, the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors, Yair Nechmad Chairman of the Board of Directors

Herzliya, Israel
July 26, 2023

ii

NAYAX LTD.

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 12, 2023

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”) of Nayax Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the annual general meeting of shareholders (the “General Meeting”), to be held on Tuesday, September 12, 2023, at 4:00 p.m. Israel time at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, or at any adjournments or postponements thereof.

It is proposed at the General Meeting to adopt the following items:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.
Re-elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2024, and until the respective successor of each of the nominees is duly elected and qualified:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Amir Nechmad;

d.	Mr. Nir Dor; and

e.	Mr. Reuven Ben Menachem.

3.	Remuneration of relatives of the controlling shareholders:

a.	Approve and ratify the terms of employment of Mr. Oded Frenkel;

b.	Approve and ratify the terms of employment of Mr. Reuven Amar;

c.	Approve and ratify the terms of service of Mr. Shai Ben-Avi;

d.	Approve and ratify the terms of employment of Ms. Tal Tannenbaum; and

e.	Approve and ratify the terms of employment of Mr. Arnon Nechmad.

The financial statements of the Company for the fiscal year ended December 31, 2022 will be presented for discussion at the General Meeting.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 4, 2023 (the “Record Date”), shall be entitled to receive notice of, and to vote on the matters to be presented at, the General Meeting. At the close of business on July 24, 2023, the Company had outstanding 33,183,766 Ordinary Shares. If your Ordinary Shares are registered in your name, you are a holder of record. If your Ordinary Shares are not held in your name, please see “How You Can Vote” below.

How You Can Vote

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the shareholders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least four (4) hours prior to the General Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. Subject to applicable law and the rules of the Nasdaq Stock Market, LLC (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR” vote. Shareholders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered as Company shareholders in Israel and beneficial owners in the name of a member of the Tel Aviv Stock Exchange (“TASE”)

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the TASE who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation. Shareholders who hold shares through members of the TASE and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than Tuesday, September 12, 2023, at 12:00 p.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority, no later than Tuesday, September 12, 2023, at 10:00 a.m. Israel time. You should receive instructions about electronic voting from the TASE member through which you hold your Ordinary Shares.

 Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 in the Israeli Companies Law regulations (proxy and positions statements).

If you are a beneficial owner of shares registered in the name of a member of TASE and you wish to vote, either by appointing a proxy, or in person by attending the General Meeting, you must deliver to the Company a proof of ownership in accordance with the Israel Companies Law 5759-1999 (the “Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000.

Other Shareholders who are beneficial owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the General Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the General Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to the shareholders on or about August 9, 2023. In addition to solicitation of proxies by the shareholders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Quorum and Vote Required for Approval of Each of the Proposals

Two (2) or more shareholders holding Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day of the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

Pursuant to the Companies Law, the approval of Proposals 1 and 2 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Pursuant to the Companies Law, the approval of Proposal 3 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which include for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

“Controlling shareholder” is defined under the Companies Law as any shareholder who has the ability to direct the Company’s activity, excluding such ability arising solely from the execution of the duties of a director or other officer of the Company. Additionally, the Israeli Securities Law, 1968 sets forth a presumption that any shareholder holding 50% or more of the “means of control” of the Company is a “controlling shareholder”. “Means of control” is defined under the Israeli Securities Law, 1968 as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For the purpose of Proposal 3, the term “controlling shareholder” shall also include the holder of 25% or more of the right to vote at a general meeting of the Company, provided no other shareholder holds more than 50% of the right to vote at a general meeting of the Company. Two (2) or more persons entitled to vote at a general meeting of the Company, each of whom has personal interest in the approval of a transaction, shall be considered as a single holder for the purpose of the approval of such transaction.

Please note that you are required to indicate on the proxy card with respect to Proposal 3 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposal as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to such proposal.

Position Statements

Shareholders wishing to express their position on an agenda item for the General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements must be submitted to the Company by no later than September 3, 2023.

It is noted that there may be changes on the agenda after publishing this Proxy Statement and there may be Position Statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

Other Matters

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the General Meeting by submitting their proposals to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel, no later than the close of business on Wednesday, August 2, 2023. If the Company determines that a shareholder’s proposal is appropriate for inclusion in the General Meeting agenda, a revised agenda will be published by the Company.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE FOLLOWING PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request that you carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

At the General Meeting, shareholders will be asked to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2023.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. AMIR NECHMAD, MR. NIR DOR
AND MR. REUVEN BEN MENACHEM AS DIRECTORS

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of the Company’s directors shall not be less than three (3) and shall not exceed seven (7) (in each case, including the external directors). The term of office of the directors (other than external directors) expires at each annual general meeting, at which time the directors are re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election.

The term of office of each of the current directors of the Company expires at the General Meeting. Therefore, the Company is proposing that its current directors be re-elected for a one-year term until the next annual general meeting.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the 2024 annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if re-elected, should not be able to serve as a director.

Each of Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Amir Nechmad, Mr. Nir Dor and Mr. Reuven Ben Menachem has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law. The Board of Directors has determined that each of Mr. Nir Dor and Mr. Reuven Ben Menachem qualifies as an independent director under the applicable requirements of Nasdaq and the Exchange Act.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees as of the date of this Proxy Statement:

Name	Age	Position
Yair Nechmad	61	Co-Founder, Chairman of the Board and CEO
David Ben-Avi	49	Co-Founder, Director and Chief Technology Officer
Amir Nechmad	64	Co-Founder and Director
Nir Dor	59	Director
Reuven Ben Menachem	62	Director

Yair Nechmad has served as our Chief Executive Officer and Chairman of our Board of Directors since 2005. Before co-founding Nayax in 2005, Mr. Nechmad served as Managing Director at Eden Springs Israel from 2000 to 2004. Mr. Nechmad also previously served as Vice President of Marketing at Eden Springs Group from 1998 to 2000, where he was responsible for the brand development across Israel and Europe. Prior to that, Mr. Nechmad was the advertising manager at the Central Bottling Co. Ltd., a Coca-Cola manufacturer in Israel, from 1997 to 1998. Mr. Nechmad holds a Bachelor of Science degree in political science from Tel Aviv University.

David Ben-Avi has served as our Chief Technology Officer and a member of our Board of Directors since 2005. Prior to co-founding the Company in 2005, Mr. Ben-Avi served and held various in a number of technology start-ups between 1998 and 2006. Mr. Ben-Avi holds a bachelor’s degree in Business Administration from Derby University and has a certificate in real estate appraisal from The College of Management Academic Studies.

Amir Nechmad has served as a member of our Board of Directors since 2005. Prior to co-founding the Company in 2005, Mr. Nechmad served as a partner at Meitar Law Offices from 1988 to 2000. Mr. Nechmad holds a Bachelor of Laws degree from Tel Aviv University.

Nir Dor has served as a member of our Board of Directors since December 2022. Since 2014, Mr. Dor has served as Managing Partner of NET Capital Ventures, a private investment fund focused on high-tech, start-up companies in the fields of health, tourism and software. He currently serves on the board of directors of five of NET Capital Ventures’ privately owned portfolio companies. Mr. Dor previously served as chairman of the Board of Cargal Ltd., board member of BVR Systems and CEO and then board member of Eden Springs. He received an accounting and finance degree from the College of Management Academic Studies in Rishon LeZion, Israel and is licensed as a CPA in Israel (inactive).

Reuven Ben Menachem has served as a member of our Board of Directors since 2021. Mr. Ben Menachem is the founder and former chief executive officer of Fundtech, a leading global provider of software to the fintech industry. Mr. Ben Menachem currently serves as the chairman of several boards of directors of fintech companies as well as social ventures.

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to re-elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2024, and until the respective successor of each of the nominees is duly elected and qualified:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Amir Nechmad;

d.	Mr. Nir Dor; and

e.	Mr. Reuven Ben Menachem.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt these resolutions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINATION OF EACH OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. AMIR NECHMAD, MR. NIR DOR AND MR. REUVEN BEN MENACHEM TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

APPROVAL AND RATIFICATION OF REMUNERATION OF RELATIVES OF THE
CONTROLLING SHAREHOLDERS

The Companies Law generally requires that the terms of service and employment of a company’s executive officers and employees who are relatives of a company’s controlling shareholders be approved by the company’s compensation committee, the board of directors and the shareholders of such company.

Shareholder approval is requested for the following compensation of relatives of the controlling shareholders of the Company:

A.          Mr. Oded Frenkel is the brother-in-law of David Ben-Avi, a controlling shareholder of the Company.

Mr. Frenkel serves as the Company’s Chief Customer Officer and received compensation of approximately $236,000, $259,000 and $135,000 in 2022, 2021 and 2020, respectively. Additionally, Mr. Frenkel was granted 2,500 options in 2023, exercisable into 2,500 Ordinary Shares at the exercise price of $18.83 per share; 2,500 options in 2022, exercisable into 2,500 Ordinary Shares at the exercise price of NIS 65.7 per share; 2,500 options in 2021, exercisable into 2,500 Ordinary Shares at the exercise price of $6.70 per share; and 2,500 options in 2020, exercisable into 2,500 Ordinary Shares at the exercise price of $6.70 per share.

Following approval by the Company’s Compensation Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing on April 1, 2023, the employment terms of Mr. Frenkel, as follows:

(i)	Gross monthly compensation in the amount of NIS 40,700 ($11,243), including NIS 12,210 ($3,373) as global overtime pay;

(ii)
With appropriate corporate approvals, Mr. Frenkel’s monthly compensation may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing on April 1, 2023, Mr. Frenkel’s compensation will not increase by more than 15% over such three (3) year period;

(iii)
Mr. Frenkel will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Compensation Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will not exceed three (3) monthly salaries;

(iv)
Share options or other equity securities of the Company may be granted to Mr. Frenkel once per calendar year under and subject to the Company’s Global Equity Incentive Plan (2018), provided that: (a) the exercise price of any options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded in the thirty (30) days preceding the date of approval of such award, and (b) the share options or the other equity securities will vest over a period of at least three (3) years. Additionally, the fair value of the equity securities awarded annually to Mr. Frenkel, determined according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of five (5) gross monthly salaries;

(v)
Mr. Frenkel will be entitled to a vehicle and its maintenance at the Company’s expense (excluding tax gross-up), commencing from February 2021; a cell phone from the Company and usage fees up to NIS 200 per month; meals allowance in the amount of NIS 750 (gross) per month; and other customary social benefits, including contributions to a continuing education fund at customary rates;

(vi)
Mr. Frenkel will be entitled to 20 days of paid vacation per year (and will be entitled to accumulate up to 40 such days), which if not utilized may be redeemed at the end of his employment; paid sick leave and convalescence pay in accordance with the provisions of the law and extension orders; customary directors and officers liability insurance, indemnity and exculpation; and disability insurance purchased by the Company, for which the Company may deduct up to 2.5% of Mr. Frenkel’s pay; and

(vii)	Each of the Company and Mr. Frenkel may generally terminate his employment at any time, subject to 30 days prior notice.

If Mr. Frenkel’s employment terms are not approved and ratified by the shareholders, the employment terms previously approved by shareholders will continue to apply.

In recommending that shareholders approve the employment terms of Mr. Frenkel, the Compensation Committee and the Board of Directors considered Mr. Frenkel’s proven skill, expertise and experience in his position, past performance in that position, and Mr. Frenkel’s ongoing contribution to the Company’s business success.

The proposed employment terms comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of employment of Mr. Oded Frenkel.”

B.          Mr. Reuven Amar is the brother-in-law of David Ben-Avi, a controlling shareholder of the Company.

Mr. Amar is the Engineering Lab, Logistics and Systems Maintenance Manager at Dually Ltd., a wholly-owned subsidiary of the Company, and received compensation of approximately $206,000, $193,000 and $107,000 in 2022, 2021 and 2020, respectively. Additionally, Mr. Amar was granted 2,500 options in 2023, exercisable into 2,500 Ordinary Shares at the exercise price of $18.83 per share; 2,500 options in 2022, exercisable into 2,500 Ordinary Shares at the exercise price of NIS 65.7 per share; 2,500 options in 2021, exercisable into 2,500 Ordinary Shares at the exercise price of $6.70 per share; and 2,500 options in 2020, exercisable into 2,500 Ordinary Shares at the exercise price of $6.70 per share.

Following approval by the Company’s Audit Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing on April 1, 2023, the employment terms of Mr. Amar, as follows:

(i)	Gross monthly compensation in the amount of NIS 33,000 ($9,116), including NIS 9,900 ($2,735) as global overtime pay;

(ii)
With appropriate corporate approvals, and at the recommendation of his direct supervisor, Mr. Amar’s monthly compensation may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing on April 1, 2023, Mr. Amar’s compensation will not increase by more than 15% over such three (3) year period;

(iii)
Mr. Amar will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Audit Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will not exceed 2.7 monthly salaries;

(iv)
Share options or other equity securities of the Company may be granted to Mr. Amar once per calendar year under and subject to the Company’s Global Equity Incentive Plan (2018), provided that: (a) the exercise price of any options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) days preceding the date of approval of such award, and (b) the share options or the other equity securities will vest over a period of at least three (3) years. Additionally, the fair value of the equity securities awarded annually to Mr. Amar, according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of five (5) gross monthly salaries;

(v)
Mr. Amar will be entitled to reimbursement of customary travel expenses; a cell phone from the Company and usage fees up to NIS 200 per month; meal allowance in the amount of NIS 750 (gross) per month; and other customary social benefits, including contributions to a continuing education fund at customary rates;

(vi)
Mr. Amar will be entitled to 24 days of paid vacation per year (and will be entitled to accumulate up to 48 such days), which if not utilized may be redeemed at the end of his employment; and customary increases in his compensation reflecting increases in cost of living expenses and convalescence pay pursuant to extension orders; and

(vii)	Each of the Company and Mr. Amar may generally terminate his employment at any time, subject to 30 days prior notice.

If Mr. Amar’s employment terms are not approved and ratified by the shareholders, the employment terms previously approved by the shareholders will continue to apply.

In recommending that shareholders approve the employment terms of Mr. Amar, the Audit Committee and the Board of Directors considered Mr. Amar’s proven skill, expertise and experience in his position, past performance in that position, and Mr. Amar’s ongoing contribution to the Company’s business success.

The proposed employment terms comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of employment of Mr. Reuven Amar.”

C.          Shai Ben-Avi is the brother of Mr. David Ben-Avi, a controlling shareholder of the Company.

Mr. Shai Ben-Avi is the Company’s Chief Software Architect, providing full-time services in such capacity since May 1, 2015 through a company he wholly owns. For such services, Mr. Shai Ben-Avi received (through his wholly-owned company) a fee of approximately $375,000, $382,000 and $256,000 in 2022, 2021 and 2020, respectively. Additionally, Mr. Shai Ben-Avi was granted 30,000 options in 2020, exercisable into 30,000 Ordinary Shares at the exercise price of NIS 0.001 per share.

Following approval by the Company’s Audit Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing on March 1, 2023, the continued provision of services by Mr. Shai Ben-Avi to the Company, as follows:

(i)	Monthly fee in the amount of NIS 88,983 ($24,580) plus VAT as required by law;

(ii)
With appropriate corporate approvals, and at the recommendation of his direct supervisor, Mr. Ben-Avi’s monthly fee may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing on March 1, 2023, Mr. Ben-Avi’s fee will not increase by more than 25% over such three (3) year period;

(iii)
Mr. Ben-Avi will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Audit Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will exceed neither three (3) times the monthly fee to which Mr. Ben-Avi is entitled nor NIS 333,686 ($92,178);

(iv)
Share options or other equity securities of the Company may be granted to Mr. Ben-Avi, once per calendar year under and subject to the Company’s Global Equity Incentive Plan (2018), provided that: (a) the exercise price of the options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) days preceding the date of approval of such awards, and (b) the share options or the other equity securities will vest over a period of at least three (3) years. Additionally, the fair value of the equity securities awarded to Mr. Ben-Avi, according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of six (6) times his monthly fee. Commencing in 2023, if Mr. Ben-Avi works at least 1,200 hours per year from the Company’s offices, he will be entitled to RSUs valued at four (4) times his monthly fee; if Mr. Ben-Avi works over 1,500 hours per year from the Company’s offices, he will be entitled to RSUs valued at five (5) times his monthly fee; and if Mr. Ben-Avi works from the Company’s offices both 1,500 hours annually and at least 300 hours in every quarter of such calendar year, he will be entitled to RSUs value at six (6) times his monthly fee;

(v)
Mr. Ben Avi will be entitled to 20 days of paid vacation per year (and will be entitled to accumulate up to 40 such days), which if not utilized may be redeemed at the end of his service; a cell phone from the Company and usage fees up to NIS 200 per month; a one-time reimbursement once every three (3) years up to NIS 800 for purchasing a cellular phone; meals allowance in the amount of NIS 750 (gross) per month; up to 10 days paid sick leave; and convalescence pay in accordance with the law and extension orders; and

(vi)	Each of the Company and Mr. Ben-Avi may generally terminate his services at any time, subject to 60 days prior notice.

In recommending that shareholders approve the terms of services provided by Mr. Shai Ben-Avi through a wholly-owned company, the Audit Committee and the Board of Directors considered Mr. Shai Ben-Avi’s proven skill, expertise and experience in his position, past performance in that position, and Mr. Shai Ben-Avi’s ongoing contribution to the Company’s business success.

The proposed terms of service comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of service of Mr. Shai Ben-Avi.”

D.          Ms. Tal Tannenbaum became the daughter-in-law of Yair Nechmad, a controlling shareholder of the Company, in August 2022.

Ms. Tannenbaum was a part-time employee of the Company from December 2021 until August 1, 2023, at which time she became a full-time employee. Ms. Tannenbaum received compensation of approximately $26,000 and $21,839 in 2022 and 2021, respectively. Additionally, Ms. Tannenbaum was granted 500 options in 2022, exercisable into 500 Ordinary Shares at the exercise price of NIS 65.7 per share.

Following approval by the Company’s Audit Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing on August 1, 2023, the employment terms of Ms. Tannenbaum, as follows:

(i)	Gross base monthly compensation of NIS 20,000 ($5,525), including NIS 4,000 ($1,105) global overtime pay;

(ii)
With appropriate corporate approvals, and at the recommendation of her direct supervisor, Ms. Tannenbaum’s monthly compensation may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing on August 1, 2023, Ms. Tannenbaum’s monthly compensation will not increase by more than 15% over such three (3) year period;

(iii)
Ms. Tannenbaum will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Audit Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will exceed neither three (3) monthly salaries nor NIS 69,000 ($19,061);

(iv)	Ms. Tannenbaum will be granted an annual bonus with respect to 2022 in the amount of NIS 7,500 ($2,072);

(v)
Share options or other equity securities of the Company may be granted to Ms. Tannenbaum, once per calendar year under and subject to the Company’s Global Equity Incentive Plan (2018), provided that: (a) the exercise price of any options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) days preceding the date of approval of such awards, and (b) the share options or the other equity securities will vest over a period of at least three (3) years. Additionally, the fair value of the equity securities awarded annually to Ms. Tannenbaum, according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of three (3) monthly salaries;

(vi)
Ms. Tannenbaum will be entitled to 16 days of paid vacation per year (and will be entitled to accumulate up to twice the number of such days, excluding vacation days with respect to the then-current year), which if not utilized may be redeemed at the end of her employment, in accordance with Israeli law; the number of paid vacation days will increase annually, up to a maximum of 24 days per year (and up to a maximum of 48 such days accumulated), in accordance with the Company's general policy; paid sick leave and sick relatives paid leave in accordance with Israeli law, with full pay from the second consecutive sick day; convalescence pay in accordance with Israeli law and extension orders; and social contributions as well as contributions to a continuing education fund at customary rates;

(vii)	Ms. Tannenbaum will be subject to the arrangement set forth by Section 14 of the Severance Pay Law, 1963;

(viii)
Ms. Tannenbaum will be entitled to reimbursement of customary travel expenses; a cell phone from the Company and usage fees up to NIS 100 per month; and meals allowance in the amount of NIS 750 (gross) per month; and

(ix)	Each of the Company and Ms. Tannenbaum may generally terminate her employment at any time, subject to 30 days prior notice.

In recommending that shareholders approve the employment terms of Ms. Tannenbaum, the Audit Committee and the Board of Directors considered Ms. Tannenbaum’s proven skill, expertise and experience in her position, past performance in that position, and Ms. Tannenbaum’s ongoing contribution to the Company’s business success.

The proposed employment terms comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of employment of Ms. Tal Tannenbaum.”

E.          Arnon Nechmad is the son of Mr. Yair Nechmad, a controlling shareholder of the Company.

Mr. Arnon Nechmad was appointed to serve as full-time Product Manager in R&D for EV Meter Ltd. (“EV Meter”), a wholly-owned subsidiary of the Company, beginning on September 1, 2023. Prior to being appointed Product Manager in R&D, Mr. Arnon Nechmad served as Technical Account Manager for EV Meter since November 2021 and, prior to that, was an employee of another wholly-owned subsidiary of the Company. Mr. Arnon Nechmad received compensation of approximately $83,000, $42,000 and $14,000 in 2022, 2021 and 2020, respectively. Additionally, Mr. Nechmad was granted 2,500 options in 2020, exercisable into 2,500 Ordinary Shares at the exercise price of $6.70 per share.

Following approval by the Company’s Audit Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing on September 1, 2023, the employment terms of Mr. Arnon Nechmad, as follows:

(i)	Gross base monthly compensation in the amount of NIS 22,000 ($6,077), including NIS 6,600 global overtime pay;

(ii)
With appropriate corporate approvals, and at the recommendation of his direct supervisor, Mr. Nechmad’s monthly compensation may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing on April 1, 2023, Mr. Nechmad’s compensation will not increase by more than 15% over such three (3) year period;

(iii)
Mr. Nechmad will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Audit Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will exceed neither three (3) monthly salaries nor NIS 75,900 ($20,967);

(iv)
Share options or other equity securities of the Company may be granted to Mr. Nechmad, once per calendar year under and subject to the Company’s Global Equity Incentive Plan (2018), provided that: (a) the exercise price of the options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) days preceding the date of approval of such awards, and (b) the share options or the other equity securities will vest over a period of at least three (3) years. Additionally, the fair value of the equity securities awarded to Mr. Nechmad, according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of three (3) monthly salaries;

(v)
Mr. Nechmad will be entitled to 18 days of paid vacation per year (and will be entitled to accumulate up to twice the number of such days, excluding vacation with respect to the then-current year), which if not utilized may be redeemed at the end of his employment; the number of paid vacation days will increase annually, up to a maximum of 24 days per year (and up to a maximum of 48 such days accumulated), in accordance with the Company’s general policy; paid sick leave and sick relatives paid leave in accordance with Israeli law, with full pay from the second consecutive sick day; and convalescence pay in accordance with the law and extension orders;

(vi)
Mr. Nechmad will be entitled to reimbursement of customary travel expenses, which will not be less than the amount set forth by the extension orders; a cell phone from the Company and usage fees up to NIS 100 per month; and meals allowance in the amount of NIS 750 (gross) per month; and

(vii)	Each of EV Meter Ltd. and Mr. Nechmad may generally terminate his employment at any time, subject to 30 days prior notice.

In recommending that shareholders approve the employment terms of Mr. Arnon Nechmad, the Audit Committee and the Board of Directors considered Mr. Arnon Nechmad’s proven skill, expertise and experience in his position, past performance in that position, and Mr. Arnon Nechmad’s ongoing contribution to the Company’s business success.

The proposed employment terms comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of employment of Mr. Arnon Nechmad.”

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve each matter in Proposal 3, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS AND THE COMPENSATION COMMITTEE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. ODED FRENKEL, MR. REUVEN AMAR, MR. SHAI BEN-AVI, MS. TAL TANNENBAUM AND MR. ARNON NECHMAD.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting; however, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yair Nechmad

Chairman of the Board of Directors
Dated: July 26, 2023